SCHEDULE 13G

Amendment No. 0
XOOM CORP
Common Stock
Cusip #98419Q101


Cusip #98419Q101
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	3,184,272
Item 6:	0
Item 7:	3,184,272
Item 8:	0
Item 9:	3,184,272
Item 11:	10.001%
Item 12:	    HC


Cusip #98419Q101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	3,184,272
Item 8:	0
Item 9:	3,184,272
Item 11:	10.001%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



Item 1(a).	Name of Issuer:

		XOOM CORP

Item 1(b).	Name of Issuer's Principal Executive Offices:

		100 Bush Street
		Ste 300
		San Francisco, CA  94104
		USA

Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		98419Q101

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	3,184,272

	(b)	Percent of Class:	10.001%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	3,184,272

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	3,184,272

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of XOOM CORP. The interest of one person, Agilus Ventures IV Limited Partnership, in the
Common Stock of XOOM CORP, amounted to 3,126,701 shares or 9.820% of the total outstanding Common Stock at February 28, 2013.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 08, 2013
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)



	The ownership of one investment company, Agilus
Ventures IV Limited Partnership, amounted to 3,126,701 shares or 9.820% of the Common Stock outstanding. Agilus
Ventures IV Limited Partnership has its principal business office at 82 Devonshire Street, R7B, Boston, Massachusetts
02109.

	Agilus Ventures IV Limited Partnership and Agilus Ventures Principals IV Limited Partnership, 82 Devonshire Street, R7B, Boston, MA 02109, are the beneficial owners of 3,126,701 shares and 57,571 shares, respectively, or 9.820% and 0.181% respectively, of the Common Stock outstanding. Northern Neck Investors LLC, a Delaware limited liability company, is the ultimate general partner and investment adviser of Agilus Ventures IV Limited Partnership and Agilus Ventures Principals IV Limited Partnership, and is registered under
Section 203 of the
Investment Advisers Act of 1940.  Northern Neck Investors
LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC, including certain members of the family of Edward C. Johnson 3d.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 08, 2013, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of XOOM CORP at February 28, 2013.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d